The Prudential Variable Contract Account 10
Annual period ending 123115
File No 811 03421

SUB ITEM 77E
Legal Proceedings

Legal Proceedings On October 30, 2015, a lawsuit was filed against Prudential Investments LLC (Defendant) in the United States District Court for the District of Maryland bearing the caption North Valley GI
Medical Group, et al v Prudential Investments LLC, No 1 15 cv 03268, by North Valley GI Medical Group and certain other purported shareholders on behalf of six Prudential retail mutual funds Prudential Jennison Growth Fund, Prudential Jennison Mid Cap Growth Fund, Inc., Prudential Global Real Estate Fund,Prudential Jennison Equity Income Fund, Prudential Short Term Corporate BondFund, Inc., and Prudential Jennison Natural Resources Fund, Inc. collectively,the Named Funds. None of the Named Funds is a party to the lawsuit. Plaintiffsallege that Defendant violated Section 36b of the Investment Company Act of 1940 the 1940 Act by receiving allegedly excessive investment advisoryfees from each Named Fund and seek, among other things a declarationthat Defendant has violated
Section 36b of the 1940 Act rescission of the investment advisory agreements between Defendant and the Named Funds, an award of compensatory damages, including repayment to each Named Fund of all allegedly excessive investment advisory fees paid by such Fund from one year prior to the filing of the lawsuit through the date of trial of the action, plus purported lost investment returns on those amounts and interest thereon, and attorneys fees and costs. Defendant believes the claims are without merit and intends to vigorously defend the action.